SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           Select Comfort Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    81616X103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                              David Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 13, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.    81616X103                SCHEDULE 13D/A        PAGE 2 OF 8 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,262,638
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                               3,262,638
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,262,638
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D/A         PAGE 3 OF 8 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MAGNOLIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,262,638
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,262,638
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,262,638
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D/A         PAGE 4 OF 8 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,262,638
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,262,638
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,262,638
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D/A         PAGE 5 OF 8 PAGES
------------------------------                             ---------------------

ITEM 1.           SECURITY AND ISSUER.

            This Amendment No. 6 is filed with respect to the shares of the common stock, par value $0.01 per share (the "Shares"), of Select Comfort Corporation, a Minnesota corporation (the "Issuer"), beneficially owned by the Reporting Persons (as previously defined) as of August 14, 2009 and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 10, 2008, as previously amended (the "Original
Schedule 13D" and together with this Amendment, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 4.           PURPOSE OF TRANSACTION.

The third paragraph of Item 4 of the Original 13D is hereby amended and restated in the entirety as follows:

            Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with Sterling (as hereinafter defined), management, the Board of Directors (the "Board"), other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, the restrictions on the Reporting Persons' actions contained in the Investor LLC Agreement (as hereinafter defined), conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares either from the Issuer or in the open market or selling some or all of their Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 4 is further amended and supplemented as follows:

            On May 22, 2009, the Issuer entered into a securities purchase agreement (the "Sterling SPA") with Sterling SC Investor LLC (the "Investor"), an investment vehicle controlled by Sterling Capital Partners III, L.P. ("SCP" and, together with the Investor, "Sterling") whereby the Investor agreed to purchase from the Issuer 50 million newly-issued shares of common stock of the Issuer at a purchase price of $0.70 per share, or an aggregate investment of $35 million.

            On August 17, 2009, an affiliate of Clinton Group, Inc. ("Clinton") and Sterling entered into a Securities Purchase Agreement (the "Clinton SPA"), which provides, among other things, that Clinton has the right

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D/A         PAGE 6 OF 8 PAGES
------------------------------                             ---------------------

to co-invest in the Issuer alongside Sterling through an investment of up to $5 million in the Investor (the "Clinton Investment") which would fund a portion of the purchase price to be paid by the Investor in its purchase of shares from the Issuer under the Sterling SPA as described in the preceding paragraph (the "SC Investment"). In connection with the investment contemplated by the Clinton SPA, Clinton would become a member of the Investor and become a party to the Limited Liability Company Operating Agreement of the Investor (the "Investor LLC Agreement"). SCP, as the holder of the Class A Units in the Investor, and Clinton and certain other third party investors as holders of the Class B Units will be the members of the Investor as of the consummation of the SC Investment. An affiliate of SCP will act as Managing Member of the Investor and shall have the exclusive authority to make all decisions for the Investor, including disposition and voting of the shares of the Issuer in all respects, and will receive certain compensation in connection with distributions made by the Investor, including as a result of any dividends on or disposition of the common stock of the Issuer held by the Investor. The interest in the Investor held by Clinton is non-transferable and Clinton shall remain subject to certain other restrictions with respect to their actions with respect to the actions of the Issuer for as long as it remains a holder of Class B Units of the Investor. For so long as Clinton remains a holder of Class B Units of the Investor and Sterling is the beneficial owner of at least 20% of the voting power of the capital stock of the Issuer, Clinton is prohibited from, among other things, engaging in any short sale transactions involving securities of the Issuer, engaging or participating in any proxy solicitations with respect to securities of Issuer, nominating any person to be elected as a member of the Board, making any public announcement with respect to any merger, consolidation or other extraordinary transaction involving the Issuer or its securities or publicly announcing its opposition to any proposals relating to the Issuer or the Investor. A copy of each of the Clinton SPA and the Investor LLC Agreement is attached hereto as Exhibit D and each is incorporated herein by reference in its entirety. Except as specifically set forth therein, neither the Clinton SPA nor the Investor LLC Agreement affect or relate to the Shares currently held by the Reporting Persons. Furthermore, no agreement or commitment exists between the Reporting Persons and Sterling or any of its affiliates with respect to the voting of any of the Shares currently held by the Reporting Person as to any matters, including the proposals submitted to the shareholders of the Issuer with respect to the Sterling SPA and the matters contemplated by the Sterling SPA.

            We support the SC Investment, and believe it to be in the best interests of the Issuer's shareholders, for many of the same reasons noted by the Issuer in its proxy statement soliciting support for the SC Investment from its shareholders. The SC Investment will improve the Issuer's current capital structure, allowing it to address its liquidity needs and pursue long-term growth opportunities that become available. As noted by the Issuer in its proxy statement, without the SC Investment, we believe the Issuer's lenders would require the Issuer to agree to modifications to its credit facility that would not provide a long-term solution to its liquidity needs and that likely would involve meaningful dilution to shareholders. In contrast, the SC Investment not only will result in additional capital for the Issuer, but improved repayment and other terms under the credit facility and an extended maturity date. Furthermore, Sterling understands the Issuer's industry and business, and we believe Sterling is committed to improving shareholder value. We also believe Sterling, its board designees and its proposed Chief Executive Officer for the Issuer, Pat Hopf, have similar ideas to the Reporting Persons about how to improve the Issuer's performance, and we believe that Sterling also will provide the Issuer with value-added services designed to improve the probability of successful execution of the Issuer's strategy.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) through (c) of Item 5 are hereby amended and restated in the entirety as follows:

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D/A         PAGE 7 OF 8 PAGES
------------------------------                             ---------------------

            (a) As of the close of business on August 14, 2009, the Reporting Persons may be deemed the beneficial owners of an aggregate of 3,262,638 Shares, constituting approximately 7.2% of the Shares outstanding.

            The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 45,595,806 Shares outstanding, which is the total number of Shares outstanding as of July 20, 2009 as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on July 28, 2009.

            (b) By virtue of an investment management agreement with CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,262,638 Shares held by CMAG. By virtue of his direct and indirect control of CGI, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. Accordingly, CGI and George Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 3,262,638 Shares. In addition, Clinton Co-Investment LLC, an affiliate of Clinton, will be a non-voting Class B member of the Investor as described above at Item 4, and will have no voting or dispositive power with respect to the securities of the Issuer held by the Investor. Consequently, Clinton Co-Investment LLC disclaims beneficial ownership of such securities held currently or in the future by the Investor.

            (c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D on July 31, 2009 is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in the entirety as follows:

            On August 17, 2009, Clinton and Sterling entered into the Clinton SPA (including the form of the Investor LLC Agreement) as described above herein at Item 4 and attached hereto as Exhibit D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:


Exhibit D - Clinton SPA (including the form of Investor LLC Agreement) dated August 17, 2009.

---------------------------                                 -------------------
CUSIP NO.      81616X103             SCHEDULE 13D/A           PAGE 8 OF 8 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2009


                                CLINTON GROUP, INC.

                                By: /s/ Francis Ruchalski
                                    ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Chief Financial Officer

                                CLINTON MAGNOLIA MASTER FUND, LTD.
                                By: Clinton Group, Inc. its investment
                                manager

                                By: /s/ Francis Ruchalski
                                    ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Chief Financial Officer

                                /s/ George Hall
                                ------------------------------
                                George Hall

                                   SCHEDULE A

     TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE THE FILING OF
                       AMENDMENT NO. 5 TO THE SCHEDULE 13D

Equity Activity for Clinton Magnolia Master Fund, Ltd.

         Trade Date          Shares Purchased (Sold)        Price Per Share ($)
         ----------         ------------------------        -------------------
         8/05/09                  (100,000)                        $2.50
         8/06/09                   (36,738)                        $2.44
         8/07/09                     15,000                        $2.26
         8/07/09                   (15,000)                        $2.27
         8/07/09                   (10,000)                        $2.27
         8/10/09                   (58,929)                        $2.55
         8/11/09                   (40,000)                        $2.71
         8/12/09                   (80,290)                        $2.80
         8/13/09                   (48,850)                        $2.80
         8/14/09                   (55,000)                        $2.89